United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 13, 2021

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

Coca-Cola Europacific Partners plc (CCEP or the Company)

13 May 2021

Dear Shareholder of Coca-Cola Europacific Partners plc:

We are asking for your support in voting “FOR” all resolutions, as recommended by the Board of Directors, at our upcoming 2021 Annual General Meeting on 26 May 2021.

Certain proxy advisory services reports recommend voting against Resolution 2 (Approval of the Directors’ Remuneration Report). In addition, certain proxy advisory services reports contain conflicting advice on Resolution 23 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code) and Resolution 17 (regarding the re-election of Mario Rotllant Solá). Consequently, we believe it is important to provide additional context regarding these resolutions beyond that in our Notice of Meeting.

Resolution 2 (Approval of the Directors’ Remuneration Report)

The reports from Glass, Lewis & Co. (Glass Lewis) and Institutional Shareholder Services (ISS) both recommend a vote “AGAINST” Resolution 2.

The report from Glass Lewis states:

•“In this case, while generally sceptical of the practice, we do not believe that the discretionary uplift of the CEO's FY2020 annual bonus necessarily warrants shareholder action at this time given that the treatment of this award was consistent with the approach taken with respect to the annual incentives of 5,400 employees across the Company. Further, we believe that the downward adjustments to 2017 and 2018 annual bonus awards is evidence that the committee has a track record of exercising its powers of discretion in a considered and balanced manner.
•Nonetheless, given this cash payout of £1,490,000 under the STI, we are concerned that the adjustment to the 2018 LTIP may have resulted in an excessive discretionary component to the CEO's overall remuneration in the past fiscal year. Further, we note that such adjustments to LTIP awards are rare among the Company's peers, the vast majority of whom have simply allowed long term awards to lapse when performance targets have not been met, irrespective of the shareholder and wider workforce experience over the period. As such, and given that some (non-UK) Covid-19 related government funding was availed of during the year, which as far as we can tell has not been repaid, we do not believe that this proposal warrants shareholder support at this time.”

The report from ISS states:

•“The Remuneration Committee exercised discretion and awarded to the CEO a cash bonus payment equivalent to 35% of his maximum bonus opportunity. The Committee also applied discretion and determined a vesting level of 37% of maximum in relation to the CEO's FY2018 LTIP awards despite a formulaic outcome of zero. The use of discretion in both cases are not considered in line with UK best practice.”

For the Remuneration Committee, a key challenge was to ensure that remuneration outcomes for our people continued to reflect our underlying philosophy. In particular, incentive schemes should deliver outcomes which align with business performance (in the context of COVID-19) and appropriately reflect the experiences of shareholders and wider stakeholders, whilst also continuing to act as an incentive to engage our people to deliver the best possible results.

We welcome the recognition from Glass Lewis that the decisions made by the Committee regarding the CEO’s incentive outcomes were driven by a desire to ensure alignment with other participants in the plans and broadly reflect underlying performance.

More generally the Remuneration Committee is confident that the discretion applied to the CEO’s annual bonus and 2018 LTIP was appropriate reflecting the range of factors outlined in the Statement from the Remuneration Committee Chairman on pages 92-94 of the 2020 Integrated Report and in the Annual Report on Remuneration on pages 98-100 of the 2020 Integrated Report. This includes the previous application of downward discretion, recognising company and management performance in each of the last three years including through the challenges of 2020, and applying a consistent approach for all participants across these incentives. We recognise that the application of upwards discretion is relatively unusual in the UK market, however 2020 presented a truly exceptional set of circumstances and we are happy to discuss this further with you.

We would also like to provide clarification in respect of the nature of the non-UK Government support received that was highlighted in the Glass Lewis report. The Government support schemes were only used in a minority of the countries in which we operate (Germany, Belgium, Norway and Sweden) with a total value of less than 0.2% of total employee expenditure. They are also very different in nature and operation from the scheme that was put in place in the UK. They were pre-existing long-established, temporary lay-off schemes that are used as a matter of course in the respective countries. For example, in Germany, “Kurzarbeit” (short-time work) is effectively an insurance scheme paid for by employers and employees through social security contributions, and there is no expectation or facility to reimburse the social security system. We can also confirm that, in Sweden, all support received was repaid to the Government.

The CCEP Board and management firmly believe the remuneration decisions made during the year were in the best interests of shareholders, aligned incentive outcomes for all participants to reflect performance through the COVID-19 crisis and enabled CCEP to continue to deliver long-term shareholder value. Accordingly, the Board and management of CCEP recommend voting “FOR” Resolution 2.

Resolution 23 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code)

The report from Glass, Lewis & Co. (Glass Lewis) recommends a vote “FOR” Resolution 23. The report from Institutional Shareholder Services (ISS) recommends a vote “AGAINST” Resolution 23. Both Glass Lewis and ISS have recommended voting “FOR” Resolutions 26 and 27 (Authorities to purchase own shares).

Resolution 23 is a standing item at each Annual General Meeting of the Company to enable CCEP to give effect to Resolutions 26 and 27. Therefore, a share repurchase cannot occur unless Resolution 23 is approved and a vote “AGAINST” Resolution 23 will have the same effect as a vote “AGAINST” Resolutions 26 and 27.

The report from Glass Lewis states:

•“We believe the terms of this proposal are reasonable. The Takeover Code was instituted as a shareholder safeguard in the event that a major shareholder sought a larger stake in the Company, possibly to the detriment of other shareholders.
•In this case, we note that following a repurchase of shares or exercising of options, the concert party may increase their ownership stake in the Company but may not gain control of it without triggering a full takeover bid. Further, we note that the waiver will not apply to an acquisition of ordinary shares.
•We do not believe that this proposal is connected with any sort of takeover attempt by this party, and thus, we do not believe this proposal should warrant shareholder concern at this time. We will, however, monitor the concert party's beneficial ownership in the event that a takeover attempt becomes more likely.”

On the other hand, ISS recommends voting “AGAINST” Resolution 23 based on the application of its standard policy as a result of undefined “concerns over creeping control”. This fails to take into account the purpose of Resolution 23 and Olive Partners, S.A.’s (Olive) stated intentions.

Rule 9 of the Takeover Code applies when any entity holds 30% or more of the voting rights of a company. When a company purchases its own voting shares, any resulting increase in the percentage of shares carrying voting rights will be an acquisition for the purpose of Rule 9. CCEP currently has one shareholder, Olive, which owns approximately 36.5% of our outstanding shares and so any share repurchase would automatically trigger Rule 9 of the Takeover Code and result in an obligation on Olive to make a general offer to shareholders for all the remaining equity share capital of CCEP. Therefore, the intention of Resolution 23 is to enable CCEP to make share repurchases without triggering any obligation on Olive to make a general offer for the Company.

In the Notice of Meeting, Olive has confirmed that it has no intention of changing its approach with respect to CCEP as a result of any increase in its shareholding due to any share repurchase. It has no intention to seek any change to the general nature or any other aspect of the Company's business. Given Olive’s stated position, we believe that any concerns over “creeping control” are therefore unfounded.

As noted above, a share repurchase will not occur unless Resolution 23 is approved.

The CCEP Board and management firmly believe these resolutions are in the best interests of shareholders as they provide the ability to return cash to shareholders, enabling CCEP to continue to deliver long-term shareholder value. Accordingly, the Board and management of CCEP recommend voting “FOR” Resolutions 23, 26 and 27, consistent with the recommendation of Glass Lewis.

Resolution 17 (re-election of Mario Rotllant Solá)

The report issued by Glass Lewis recommends voting “FOR” Resolution 17 (the re-election of Mario Rotllant Solá). The report states:

•“We note that Olive Partners, S.A. (“Olive”) and European Refreshments beneficially hold approximately 36.1% and 19.01%, respectively, of the Company's issued share capital.
•We generally believe that persons or entities with a significant portion of the Company's voting power should be entitled to representation in proportion to its ownership interest on the Company's board and committees. As such, we shall refrain from recommending against directors on a strict notion of overall board or committee independence with the exception of the Company's audit committee.
•Pursuant to the relationship agreement dated May 28, 2016, for as long Olive's beneficial ownership is at least 15%, the remuneration committee will be required to include at least one director nominated by them. In addition, for as long as European Refreshments' beneficial ownership is at least 10%, the remuneration committee will be required to include at least one director nominated by them. Further, the terms of the relationship agreement provides that all directors will be elected annually, other than the initial independent NEDs and the initial chair, who have longer initial terms.
•Having reviewed the nominees, we do not believe there are substantial issues for shareholder concern.”

The report generated by ISS notes that its policy requires remuneration committees to be comprised solely of independent directors. It therefore recommends a vote “AGAINST” the re-election of Mr Rotllant Solá as a non-independent member of CCEP’s Remuneration Committee.

The CCEP Board and the Remuneration Committee Chairman, Christine Cross, are of the opinion that the re-election of Mr Rotllant Solá is appropriate because:

•the terms of reference of the Remuneration Committee stipulate that it must be composed of a majority of INEDs, including for quorum requirements;
•the Remuneration Committee comprises a majority of Independent Non-executive Directors (INEDs), notwithstanding the presence of Mr Rotllant Solá; and
•Mr Rotllant Solá is not an executive director, but an appointed representative of one of the Company’s largest shareholders – it is natural that these shareholders would want a say on the remuneration of senior executives and there is no conflict of interest with other shareholders.

The CCEP Board and management firmly believe this resolution is in the best interests of shareholders and recommend voting “FOR” Resolution 17, consistent with the recommendation of Glass Lewis.

We would be glad to discuss the our recommendations in relation to Resolutions 2, 23 and 17 further with you, should you wish. If you have any questions, or need assistance in submitting your proxy to vote your shares, please contact us at shareholders@ccep.com.

Thank you for your support.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 2021, 13	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary